UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of Event Reported: September 15, 2011

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On September 15, 2011, Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) intimated that the class action settlement agreement that was entered into between the Company and Lead Plaintiffs representing the Class on February 16, 2011 (“Settlement Agreement”), has been granted final approval by the United States District Court for the Southern District of New York through a judgment (“Judgment”), which Judgment is subject to an appeal period of 30 days from the date of its entry. The settlement shall become effective pursuant to its terms and the terms of the Judgment. In exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name: G. Jayaraman
Title: Company Secretary

Date: September 15, 2011